Exhibit 21.1

GOVERNMENT PROPERTIES INCOME TRUST
SUBSIDIARIES OF THE REGISTRANT

Government Properties Income Trust LLC—(Delaware)

GPT Properties Trust—(Maryland)

3300 75th Avenue LLC—(Delaware)

GPT Properties LLC—(Delaware)

GPT Realty Trust (Nominee Trust)—(Massachusetts)

GOV Grand Oak Properties Trust—(Maryland)

GOV Lakewood Properties Trust—(Maryland)

GOV TRS, Inc.—(Maryland)

One State Street Square Urban Renewal L.L.C.—(New Jersey)